Fidelity Capital & Income Fund

Fidelity Global High Income Fund:

On October 6, 2014, a complaint entitled ENERGY FUTURE HOLDINGS CORP. et al.  U.S. Bankruptcy Court, D. Del. Case No. 14-10979 (CSS); AVENUE CAPITAL MANAGEMENT II, LP, et al. v. FIDELITY INVESTMENTS, et al. Adversary No. 14-50797 (CSS), brought by creditors of a subsidiary of Energy Future Holdings Corp. ("EFH"), was filed in the United States Bankruptcy Court for the District of Delaware seeking to enforce an alleged agreement under which certain Fidelity funds ("Funds") and other defendants would sell certain EFH notes, as identified in the Funds' Schedule of Investments, to the plaintiffs at a specified price.  Plaintiffs are seeking a declaration that an alleged right to call the securities was properly exercised and an order that the Funds and other defendants transfer the notes to the plaintiffs at the specified price.  The defendants dispute the plaintiffs' claims and intend to defend the case vigorously.